Exhibit 99.1

Equity One, Inc. 410 Park Avenue, Suite 1220 New York, NY 10022 212-796-1760	For additional information: Matthew Ostrower, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Reports Fourth Quarter and Year End 2016 Operating Results

New York, NY, February 28, 2017 – Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today its financial results for the three months and year ended December 31, 2016. Net income attributable to Equity One, Inc. was $17.6 million, or $0.12 per diluted share, for the quarter ended December 31, 2016, as compared to $13.4 million, or $0.10 per diluted share, for the fourth quarter of 2015. Net income attributable to Equity One, Inc. was $72.8 million, or $0.51 per diluted share, for the year ended December 31, 2016, as compared to $65.5 million, or $0.51 per diluted share, for the same period of 2015. Net income attributable to Equity One, Inc. for the three months and year ended December 31, 2016 included $5.5 million of merger expenses associated with the company’s pending merger with Regency Centers Corporation (“Regency”). Net income attributable to Equity One, Inc. for the year ended December 31, 2016 also included $14.7 million of debt extinguishment losses and $3.1 million of impairment losses. Net income attributable to Equity One, Inc. for the year ended December 31, 2015 included $16.8 million of impairment losses, $7.3 million of debt extinguishment losses and $8.8 million of income associated with the redemption of the company’s interest in a joint venture.

Highlights of the quarter and recent activity include:

●	Generated net income attributable to Equity One, Inc. for the quarter of $0.12 per diluted share, representing a 20% increase as compared to the fourth quarter of 2015, and generated net income attributable to Equity One, Inc. of $0.51 per diluted share for the year ended December 31, 2016, consistent with the same period in 2015

●	Generated Funds From Operations (FFO) for the quarter of $0.29 per diluted share, consistent with the fourth quarter of 2015, and Core FFO of $0.36 per diluted share for the quarter, representing a 6% increase as compared to the fourth quarter of 2015, and generated FFO and Core FFO for the year ended December 31, 2016 of $1.23 and $1.41 per diluted share, respectively, representing growth of 1% and 7%, respectively, as compared to the same period in 2015

●	Same-property net operating income (NOI) increased by 4.8% (6.3% including redevelopments) for the quarter as compared to the fourth quarter of 2015, and increased 4.5% (5.6% including redevelopments) for the year ended December 31, 2016 as compared to the same period in 2015

●	Retail occupancy (excluding developments and redevelopments) was 95.8% as of December 31, 2016, up 40 basis points as compared to September 30, 2016, and down 20 basis points as compared to December 31, 2015

●	Executed 98 leases totaling 489,200 square feet during the quarter, including 94 same-space new leases, renewals, and options totaling 481,101 square feet at an average rent spread of 14.3% on a cash basis. On a same-space basis, 29 new leases and 65 renewals and options were executed during the quarter at an average rent spread of 19.8% and 12.0%, respectively

●	Retail portfolio average base rent (including developments and redevelopments) was $20.59 per square foot as of December 31, 2016 as compared to $20.13 as of September 30, 2016

●	Acquired San Carlos Marketplace, a 153,510 square foot shopping center located in San Carlos, California, for $97.0 million in October 2016

●	Closed on the sale of a non-core asset for a total gross sales price of $2.7 million in December 2016. Additionally, subsequent to year end, closed on the sale of three non-core assets for a total gross sales price of $34.1 million

The company’s previously announced planned merger with Regency is expected to close on or about March 1, 2017, subject to the satisfaction of customary closing conditions. On February 24, 2017, the stockholders of both Equity One and Regency approved the merger and other related items at their respective stockholder meetings.

Financial and Operational Highlights

Net income attributable to Equity One, Inc. for the three months and year ended December 31, 2016 of $17.6 million and $72.8 million, respectively, included $5.5 million of merger expenses associated with the company’s pending merger with Regency. Also included in net income attributable to Equity One, Inc. for the year ended December 31, 2016 is $14.7 million of debt extinguishment losses primarily from the redemption of the company’s 6.00% and 6.25% senior notes and the defeasance of a mortgage loan, and $3.1 million of impairment losses. Net income attributable to Equity One, Inc. for the three months ended December 31, 2015 of $13.4 million included $4.7 million of debt extinguishment losses and $2.8 million of impairment losses. Net income attributable to Equity One, Inc. for the year ended December 31, 2015 of $65.5 million included $7.3 million of debt extinguishment losses, $16.8 million of impairment losses and $8.8 million of income associated with the redemption of the company’s interest in a joint venture.

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In the fourth quarter of 2016, the company generated FFO of $42.7 million, or $0.29 per diluted share, as compared to $40.1 million, or $0.29 per diluted share, for the fourth quarter of 2015. Core FFO was $51.7 million, or $0.36 per diluted share, for the fourth quarter of 2016, as compared to $47.3 million, or $0.34 per diluted share, for the fourth quarter of 2015, representing a 6% increase on a per share basis. During the year ended December 31, 2016, the company generated FFO of $176.3 million, or $1.23 per diluted share, as compared to $170.8 million, or $1.22 per diluted share for the same period of 2015, representing an increase of 1% on a per share basis. Core FFO was $202.1 million, or $1.41 per diluted share, for the year ended December 31, 2016, as compared to $184.5 million, or $1.32 per diluted share, for the same period of 2015, representing a 7% increase on a per share basis. A reconciliation of net income attributable to Equity One, Inc. to FFO and to Core FFO is provided in the tables accompanying this press release.

Same-property NOI excluding redevelopments increased by 4.8% for the fourth quarter of 2016 as compared to the fourth quarter of 2015, which was driven primarily by increased minimum rent throughout the portfolio from new rent commencements, lease renewals and contractual rent increases at properties including Westwood Complex, Buckhead Station and Willows Shopping Center. Same-property NOI for the broader same-property pool including redevelopments increased by 6.3% for the fourth quarter of 2016 as compared to the fourth quarter of 2015 largely due to 17.1% NOI growth from redevelopment assets, especially at 101 7th Avenue. A reconciliation of net income attributable to Equity One, Inc. to same-property NOI is provided in the tables accompanying this press release. On a same-property basis, occupancy for the company’s retail portfolio was 95.7%, up 40 basis points as compared to September 30, 2016 and down 30 basis points as compared to December 31, 2015.

One of the company’s anchor tenants, The Sports Authority, filed for bankruptcy in March 2016, which ultimately led to the rejection of all of the company’s four leases. The four leases comprised a total of 108,000 square feet of GLA and aggregate annualized base rent of approximately $3.8 million. The company executed leases totaling approximately 93,000 square feet of GLA at three of these locations (Broadway Plaza, The Gallery at Westbury Plaza and Westbury Plaza) at an aggregate annualized base rent of approximately $3.4 million, which exceeds the rent previously paid by The Sports Authority in those locations. Two of the new tenants commenced rent in October 2016 and the other new tenant is expected to commence paying rent in the fourth quarter of 2017. The company is actively marketing the one remaining location.

Development and Redevelopment Activities

As of December 31, 2016, the company had approximately $232.8 million of active development and redevelopment projects underway of which $89.8 million remained to be incurred.

At Serramonte Center in Daly City, California, construction is underway on all significant components of the $109.1 million, 247,000 square foot multi-phased redevelopment. The entertainment portion of the project, anchored by Dave & Buster’s, opened and commenced paying rent during the fourth quarter of 2016. Daiso also opened during the fourth quarter of 2016. The balance to complete this project is estimated at $53.8 million as of December 31, 2016.

At Countryside Shops in Cooper City, Florida, the company continued site work during the fourth quarter of 2016 to build a new 45,600 square foot store for Publix that is expected to be delivered in the second quarter of 2017, reconfigure existing space to accommodate Ross Dress for Less, and make other enhancements to the center. The balance to complete this project is estimated at $15.7 million as of December 31, 2016.

At Pablo Plaza, in Jacksonville, Florida, an $18.0 million project is underway which will add a Whole Foods specialty grocery anchor, add a PetSmart junior anchor, reconfigure shop space to accommodate another junior anchor, and add a Chipotle as an outparcel to the center. Both PetSmart and the Chipotle opened for business and commenced paying rent during the fourth quarter of 2016. The company closed on the purchase of a 4,000 square foot outparcel, adjacent to the property and occupied by Mattress Firm, for $2.6 million in November 2016. The balance to complete this project is estimated at $10.6 million as of December 31, 2016.

At Point Royale in Miami, Florida, the approximately 50,500 square foot space built for Burlington substantially replaces the space previously leased to Best Buy. Burlington opened and commenced paying rent during the fourth quarter of 2016. The company is in discussions with national tenants to lease the center’s remaining 30,000 square feet of junior anchor space. The total budget for the redevelopment of Point Royale is estimated at $9.8 million with a balance to complete of $5.7 million as of December 31, 2016.

Acquisition and Disposition Activity

In October 2016, the company acquired San Carlos Marketplace, a 153,510 square foot shopping center located in San Carlos, California, for $97.0 million and paid $3.4 million for the prepayment penalty on the existing mortgage loan encumbering the property that was not assumed in the acquisition. The property is 100% leased and anchored by TJMaxx/HomeGoods, Best Buy, PetSmart and Bassett Furniture. In connection with this transaction, the company drew the remaining $75.0 million under its $300.0 million delayed draw term loan facility.

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In December 2016, the company closed on the sale of Thomasville Commons located in Thomasville, North Carolina, for a gross sales price of $2.7 million. Additionally, subsequent to year end, the company closed on the sale of Lantana Village located in Lantana, Florida, Riverview Shopping Center located in Durham, North Carolina, and Centre Pointe Plaza located in Smithfield, North Carolina for an aggregate gross sales price of $34.1 million.

Balance Sheet Highlights

At December 31, 2016, the company’s total market capitalization (including debt and equity) was $5.9 billion, comprising 145.3 million shares of common stock outstanding (on a fully diluted basis) valued at approximately $4.5 billion and approximately $1.4 billion of debt (excluding any debt premium/discount). The company’s ratio of net debt (net of cash) to total market capitalization was 23.9%. At December 31, 2016, the company had approximately $16.7 million of cash and cash equivalents on hand and $118.0 million outstanding under its $850.0 million revolving credit facility. During the quarter, the company did not sell any shares of its common stock under its “at-the-market” equity offering program.

ACCOUNTING AND OTHER DISCLOSURES

The company believes FFO (combined with the primary presentations in accordance with accounting principles generally accepted in the United States of America (“GAAP”)) is a useful, supplemental measure of its operating performance that is a recognized metric used extensively by the real estate industry and, in particular, REITs. The National Association of Real Estate Investment Trusts (“NAREIT”) stated in its April 2002 White Paper on Funds from Operations, “Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.”

FFO, as defined by NAREIT, is “net income (computed in accordance with GAAP), excluding gains (or losses) from sales of, or impairment charges related to, depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.” NAREIT further states that “adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.” The company makes certain adjustments to FFO, which it refers to as Core FFO, to account for items it does not believe are representative of ongoing operating results, including transaction costs associated with acquisition and disposition activity and other financing and investing activities, merger expenses, impairment of goodwill, land and joint venture investments, severance and reorganization costs, gains (or losses) on the extinguishment of debt, and gains (or losses) on the disposal of non-depreciable assets. The company also believes that Core FFO is a useful, supplemental measure of its core operating performance that facilitates comparability of historical financial periods. The company believes that the presentation of comparable period operating results generated from its FFO and Core FFO measures provides financial analysts, investors and stockholders with more complete information regarding the company's performance than they would have without the presentation of this information.

The company uses NOI and cash NOI, which are non-GAAP financial measures, internally as performance measures and believes NOI and cash NOI provide useful information to investors regarding the company’s financial condition and results of operations because they reflect only those income and expense items that are incurred at the property level and when compared across periods, reflect the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis. In this release, the company has provided NOI information on a same-property basis. Information provided on a same-property basis, unless otherwise noted, includes the results of properties that the company consolidated, owned and operated for the entirety of both periods being compared and excludes non-retail properties and properties for which significant development or redevelopment occurred during either of the periods being compared. The same-property pool including redevelopments includes those properties that the company consolidated, owned and operated for the entirety of both periods being compared, including properties for which significant redevelopment occurred during either of the periods being compared, but excluding non-retail properties and development properties. For the three months ended December 31, 2016, the company moved three properties that had been under redevelopment (Boynton Plaza, Kirkman Shoppes and Willows Shopping Center) with 473,210 square feet into the same-property pool. In addition, during the year ended December 31, 2016, the company moved one property that had been under redevelopment (Alafaya Commons) with 130,811 square feet into the same-property pool and moved one property (Point Royale), with 182,339 square feet out of the same-property pool as it is undergoing redevelopment.

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The company’s method of calculating FFO, Core FFO, NOI, cash NOI and same-property NOI may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO, Core FFO, NOI, cash NOI and same-property NOI are presented to assist investors in analyzing the company’s operating performance. Neither FFO, Core FFO, NOI, cash NOI nor same-property NOI (i) represents cash flow from operations as defined by GAAP, (ii) is indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is an alternative to cash flow as a measure of liquidity, or (iv) should be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating the company’s operating performance. The company believes net income attributable to Equity One, Inc. is the most directly comparable GAAP measure to FFO, Core FFO, NOI, cash NOI and same-property NOI. Reconciliations of these measures to their respective comparable GAAP measures have been provided in the tables accompanying this press release.

Retail occupancy as used herein refers to the company’s consolidated portfolio and excludes developments and redevelopments and non-retail and unconsolidated joint venture properties.

FOR ADDITIONAL INFORMATION

For a copy of the company’s fourth quarter supplemental information package, please access the “Investors” section of Equity One’s web site at www.equityone.com. To be included in the company’s e-mail distributions for press releases and other company notices, please click here or send contact details to Investor Relations at investorrelations@equityone.com.

ABOUT EQUITY ONE, INC.

As of December 31, 2016, the company’s portfolio comprised 122 properties, including 101 retail properties and five non-retail properties totaling approximately 12.8 million square feet of gross leasable area, or GLA, 10 development or redevelopment properties with approximately 2.3 million square feet of GLA, and six land parcels. As of December 31, 2016, the company’s retail occupancy excluding developments and redevelopments was 95.8% and included national, regional and local tenants. Additionally, the company had joint venture interests in six retail properties and two office buildings totaling approximately 1.4 million square feet of GLA.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “might,” “would,” “expect,” “anticipate,” “estimate,” “could,” “should,” “believe,” “intend,” “project,” “forecast,” “target,” “plan,” or “continue” or the negative of these words or other variations or comparable terminology. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include the ability to consummate the previously announced merger between Equity One and Regency; volatility in the capital markets and changes in borrowing rates; changes in macro-economic conditions and the demand for retail space in the markets in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time and cost to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the timing, extent and ultimate proceeds realized from asset dispositions; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of Equity One’s efforts to lease up vacant space; changes in key personnel; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.

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EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2016 and 2015

(Unaudited)

(In thousands, except share par value amounts)

	December 31, 2016	December 31, 2015
ASSETS Properties:
Income producing	$3,509,492	$3,337,531
Less: accumulated depreciation	(493,162)	(438,992)
Income producing properties, net	3,016,330	2,898,539
Construction in progress and land	141,829	167,478
Properties held for sale	32,630	2,419
Properties, net	3,190,789	3,068,436
Cash and cash equivalents	16,650	21,353
Restricted cash	250	250
Accounts and other receivables, net	11,699	11,808
Investments in and advances to unconsolidated joint ventures	61,796	64,600
Goodwill	5,719	5,838
Other assets	207,701	203,618
TOTAL ASSETS	$3,494,604	$3,375,903

LIABILITIES AND EQUITY
Liabilities:
Notes payable:
Mortgage loans	$255,646	$282,029
Senior notes	500,000	518,401
Term loans	550,000	475,000
Revolving credit facility	118,000	96,000
	1,423,646	1,371,430
Unamortized deferred financing costs and premium/discount on notes payable, net	(8,008)	(4,708)
Total notes payable	1,415,638	1,366,722
Other liabilities:
Accounts payable and accrued expenses	51,547	46,602
Tenant security deposits	9,876	9,449
Deferred tax liability	14,041	13,276
Other liabilities	163,215	169,703
Total liabilities	1,654,317	1,605,752
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	—	—
Common stock, $0.01 par value – 250,000 shares authorized and 144,861 and 129,106 shares issued and outstanding at December 31, 2016 and 2015, respectively	1,449	1,291
Additional paid-in capital	2,304,395	1,972,369
Distributions in excess of earnings	(461,344)	(407,676)
Accumulated other comprehensive loss	(4,213)	(1,978)
Total stockholders’ equity of Equity One, Inc.	1,840,287	1,564,006
Noncontrolling interests	—	206,145
Total equity	1,840,287	1,770,151
TOTAL LIABILITIES AND EQUITY	$3,494,604	3,375,903

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EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months and year ended December 31, 2016 and 2015

(Unaudited)

(In thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
REVENUE:
Minimum rent	$73,665	$68,983	$287,487	$272,204
Expense recoveries	19,769	20,217	81,585	80,737
Percentage rent	838	855	5,126	5,335
Management and leasing services	303	445	1,140	1,877
Total revenue	94,575	90,500	375,338	360,153
COSTS AND EXPENSES:
Property operating	12,692	12,606	51,705	51,373
Real estate taxes	9,844	9,960	43,041	42,167
Depreciation and amortization	24,389	24,024	102,252	92,997
General and administrative	12,995	9,913	39,426	36,277
Total costs and expenses	59,920	56,503	236,424	222,814
INCOME BEFORE OTHER INCOME AND EXPENSE AND INCOME TAXES OTHER INCOME AND EXPENSE:	34,655	33,997	138,914	137,339
Equity in income of unconsolidated joint ventures	602	2,060	2,711	6,493
Other income	39	336	909	6,200
Interest expense	(11,783)	(13,279)	(48,603)	(55,322)
(Loss) gain on sale of operating properties	(23)	—	3,670	3,952
Loss on extinguishment of debt	—	(4,735)	(14,650)	(7,298)
Impairment losses	—	(2,829)	(3,121)	(16,753)
Merger expenses	(5,505)	—	(5,505)	—
INCOME BEFORE INCOME TAXES	17,985	15,550	74,325	74,611
Income tax (provision) benefit of taxable REIT subsidiaries	(354)	389	(1,485)	856
NET INCOME	17,631	15,939	72,840	75,467
Net income attributable to noncontrolling interests	—	(2,507)	—	(10,014)
NET INCOME ATTRIBUTABLE TO EQUITY ONE, INC.	$17,631	$13,432	$72,840	$65,453

EARNINGS PER COMMON SHARE
Basic	$0.12	$0.10	$0.51	$0.51
Diluted	$0.12	$0.10	$0.51	$0.51

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	144,775	129,048	142,492	127,957
Diluted	145,015	129,301	143,167	128,160
CASH DIVIDENDS DECLARED PER COMMON SHARE	$0.22	$0.22	$0.88	$0.88

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EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Net Income Attributable to Equity One, Inc. to FFO and to Core FFO

The following table reflects the reconciliation of net income attributable to Equity One, Inc., the most directly comparable GAAP measure, to FFO and to Core FFO for the periods presented.

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
	(In thousands, except per share data)
Net income attributable to Equity One, Inc.	$17,631	$13,432	$72,840	$65,453
Real estate depreciation and amortization, net of noncontrolling interest	24,096	23,685	101,059	91,705
Pro-rata share of real estate depreciation and amortization from unconsolidated joint ventures	957	943	3,577	3,947
Loss (gain) on disposal of depreciable real estate (1)	23	—	(3,670)	(3,952)
Pro rata share of gains on disposal of depreciable assets from unconsolidated joint ventures, net of noncontrolling interest (2)	—	(1,403)	—	(8,428)
Impairments of depreciable real estate	—	1,579	2,454	12,886
Tax effect of adjustments	—	(599)	—	(768)
FFO	42,707	37,637	176,260	160,843
Earnings attributed to noncontrolling interest (3)	—	2,499	—	9,995
FFO Available to Diluted Common Stockholders	42,707	40,136	176,260	170,838
Transaction costs (4)	3,496	1,073	4,919	2,733
Merger expenses (5)	5,505	—	5,505	—
Impairment of goodwill, land and joint venture investments	—	1,250	667	3,867
Reorganization and severance adjustments (6)	—	57	196	637
Loss on extinguishment of debt	—	4,735	14,650	7,298
Tax effect of adjustments	—	—	(70)	(918)
Core FFO Available to Diluted Common Stockholders	$51,708	$47,251	$202,127	$184,455
FFO per Diluted Common Share	$0.29	$0.29	$1.23	$1.22
Core FFO per Diluted Common Share	$0.36	$0.34	$1.41	$1.32
Weighted average diluted shares (7)	145,015	140,659	143,167	139,518

(1)	Includes the recognition of deferred gains of $3.3 million associated with the past disposition of assets by the company to GRI-EQY I, LLC (the "GRI JV") for the year ended December 31, 2015.
(2)	Includes the remeasurement of the fair value of the company's equity interest in the GRI JV of $5.5 million for the year ended December 31, 2015.
(3)	Represents earnings attributed to convertible units held by Liberty International Holdings Limited (“LIH”) for the three months and year ended December 31, 2015. Although these convertible units are excluded from the calculation of earnings per diluted share for the three months and year ended December 31, 2015, FFO available to diluted common stockholders includes earnings allocated to LIH, as the inclusion of these units is dilutive to FFO per diluted share. In January 2016, LIH exercised its redemption right with respect to all of its outstanding convertible units in the CapCo joint venture, and the company elected to satisfy the redemption through the issuance of approximately 11.4 million shares of its common stock to LIH. LIH subsequently sold the shares of common stock in a public offering that closed on January 19, 2016.
(4)	Represents costs primarily associated with acquisition and disposition activity of $3.5 million and $4.4 million, for the three months and year ended December 31, 2016, respectively, as well as costs of $348,000 incurred during the year ended December 31, 2016 in connection with the company’s issuance of shares of common stock to satisfy the exercise of LIH’s redemption right and the subsequent sale of these shares by LIH in a public offering. For the three months and year ended December 31, 2015, includes $300,000 and $1.8 million, respectively, of acquisition and disposition costs, and $773,000 and $908,000, respectively, of costs associated with a financing transaction that was not consummated, the initiation of the company's “at-the-market” equity offering program, and affiliate public offerings.
(5)	Represents expenses associated with the company's pending merger with Regency.
(6)	For the year ended December 31, 2016, represents severance expenses. For the three months and year ended December 31, 2015, primarily includes costs associated with the company's executive transition and severance expenses.
(7)	Weighted average diluted shares used to calculate FFO per share and Core FFO per share for the three months and year ended December 31, 2015 is higher than the GAAP diluted weighted average shares as a result of the dilutive impact of the 11.4 million joint venture units that were held by LIH which were convertible into the company's common stock. These convertible units were not included in the diluted weighted average share count for the three months and year ended December 31, 2015 for GAAP purposes because their inclusion was anti-dilutive.

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EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Net Income Attributable to Equity One, Inc. to Same-Property NOI

The following table reflects the reconciliation of net income attributable to Equity One, Inc., the most directly comparable GAAP measure, to same-property NOI for the periods presented.

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
		(dollars in thousands)
Net income attributable to Equity One, Inc.	$17,631	$13,432	$72,840	$65,453
Net income attributable to noncontrolling interests	—	2,507	—	10,014
Income tax provision (benefit) of taxable REIT subsidiaries	354	(389)	1,485	(856)
Income before income taxes	17,985	15,550	74,325	74,611
Less:
Management and leasing services income	303	445	1,140	1,877
Equity in income of unconsolidated joint ventures	602	2,060	2,711	6,493
(Loss) gain on sale of operating properties	(23)	—	3,670	3,952
Other income	39	336	909	6,200
Add:
Depreciation and amortization expense	24,389	24,024	102,252	92,997
General and administrative expense	12,995	9,913	39,426	36,277
Interest expense	11,783	13,279	48,603	55,322
Loss on extinguishment of debt	—	4,735	14,650	7,298
Impairment losses	—	2,829	3,121	16,753
Merger expenses (1)	5,505	—	5,505	—

Total NOI	71,736	67,489	279,452	264,736
Straight-line rent	(1,067)	(1,101)	(4,840)	(4,612)
Accretion of below-market lease intangibles, net	(3,642)	(3,505)	(13,439)	(13,793)
Intercompany management fees	(3,035)	(2,784)	(11,953)	(11,212)
Amortization of lease incentives	337	262	1,264	1,034
Amortization of below-market ground lease intangibles	193	152	733	601
Total Cash NOI	64,522	60,513	251,217	236,754
Other non same-property NOI	(2,678)	(2,148)	(13,124)	(10,664)
Adjustments (2)	(44)	(238)	(30)	(745)
Same-property NOI including redevelopments (3)	61,800	58,127	238,063	225,345
Redevelopment property NOI	(8,313)	(7,100)	(42,714)	(38,432)
Same-property NOI (3)	$53,487	$51,027	$195,349	$186,913

Growth in same-property NOI	4.8%		4.5%
Number of properties (4)	97		88

Growth in same-property NOI including redevelopments	6.3%		5.6%
Number of properties (5)	106		97

(1)	Represents expenses associated with the company’s pending merger with Regency.
(2)	Includes adjustments for items that affect the comparability of, and were excluded from, the same-property results. Such adjustments include: common area maintenance costs and real estate taxes related to a prior period, revenue and expenses associated with outparcels sold, settlement of tenant disputes, lease termination revenue and expense, or other similar matters that affect comparability.
(3)	Included in same-property NOI for the year ended December 31, 2016 is $366,500 in rents related to prior periods that were recognized in connection with the execution of a retroactive anchor lease renewal at Westwood Complex.
(4)	The same-property pool includes only those properties that the company consolidated, owned and operated for the entirety of both periods being compared and excludes non-retail properties and properties for which significant development or redevelopment occurred during either of the periods being compared.
(5)	The same-property pool including redevelopments includes those properties that the company consolidated, owned and operated for the entirety of both periods being compared, including properties for which significant redevelopment occurred during either of the periods being compared, but excluding non-retail properties and development properties.

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